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                          Filed by JDS Uniphase Corporation pursuant to Rule 425
                                                under the Securities Act of 1933
                                                   Commission File No: 333-30240
                                           Subject Company: E-TEK Dynamics, Inc.




        INFORMATION PREVIOUSLY FILED ON FORM 8-K DATED JANUARY 28, 2000:
       WRITTEN COMMUNICATION COMPRISED OF SLIDES SHOWN DURING AN INVESTOR
                      PRESENTATION DATED JANUARY 28, 2000


[Top Slide, Page 1] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and the following text: "Fulfilling the Optical Promise."

[Bottom Slide, Page 1] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and the following text: "You are urged to read the proxy statement/prospectus in connection with the transaction to be filed with the SEC when it is available because the proxy statement/prospectus will contain important information. You can get copies of the proxy statement/prospectus, and any other relevant documents, for free at the SEC's web site and copies of our reports, proxy statements and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California, 95134
Attention: Investor Relations (408) 434-1800. Requests for documents relating to E-Tek Dynamics, Inc. should be directed to E-Tek Dynamics, Inc., 1865 Lundy Avenue, San Jose, California 95131 Attention: Investor Relations (408) 546-5000."

[Top Slide, Page 2] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a bar graph, titled "Worldwide Internet Users," depicting the number of worldwide internet users, in millions, for each year from 1998 to 2003.

[Bottom Slide, Page 2] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a bar graph, titled "E-Commerce is GROWING," depicting the amount of dollars spent, in billions, on e-commerce for each year from 1998 to 2003.

[Top Slide, Page 3] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a bar graph, titled "Capacity Evolution," depicting the growth of capacity in fiber optic systems versus Moore's Law for the two-year period from 1997 to 1999, which includes the following text: "40 Times Increase in 2 Years."

[Bottom Slide, Page 3] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a bar graph, titled "End User Bandwidth," depicting the increased speed at which end users can connect to the internet for each year from 1995 to 2000, which includes the following text: "278 x Faster."

[Top Slide, Page 4] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a photograph of Albert Einstein. This slide also includes the following text:
"Optics is the Best Solution"; and "Nothing is faster than light."


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[Bottom Slide, Page 4] This slide, titled "Overcoming the Industry Bottleneck,"
contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and an image of water flowing through a funnel that is broken into three segments. Immediately above the funnel are the logos of America Online Inc., Amazon.com, Inc. and Yahoo! Inc. The top segment of the funnel, titled "Services," includes the logos of AT&T Corporation, MCI WorldCom, Inc. Sprint PCS Group and Bell Canada. The middle segment of the funnel, titled "Systems," includes the logos of Nortel Networks Corp., Alcatel Asthom S.A., Cisco Systems, Inc., Cerent Corporation, Monterery Networks, Lucent Technologies Inc., Quetra, CIENA Corporation and Corvis Corporation. The bottom segment of the funnel is titled "Components/Modules."

[Top Slide, Page 5] This slide, titled "Overcoming the Industry Bottleneck," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and an image of water flowing through a funnel that is broken into three segments. Immediately above the funnel are the logos of America Online Inc., Amazon.com, Inc. and Yahoo! Inc. The top segment of the funnel, titled "Services," includes the logos of AT &T Corporation, MCI WorldCom, Inc. Sprint PCS Group and Bell Canada. The middle segment of the funnel, titled "Systems," includes the logos of Nortel Networks Corp., Alcatel Asthom S.A., Cisco Systems, Inc., Cerent Corporation, Monterery Networks, Lucent Technologies Inc., Quetra, CIENA Corporation and Corvis Corporation. The following text is found to the left of the bottom segment, titled "Components/Modules": "Capacity"; "Scale"; "Automation"; and "Price Performance." The following text is found to the right of the bottom segment:
"New Technology"; "More Functionality"; and "New Markets."

[Bottom Slide, Page 5] This slide contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a photograph of a two-lane highway, including the sky and clouds, and includes the following text: "JDS Uniphase Strategy"; and "The company is executing a multi-phase, pre-defined strategy."

[Top Slide, Page 6] This slide, titled "Strategy -- Phase 1," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and includes a bullet-point summary of fiberoptic components, divided into two categories: "Passive" and "Active." The "Passive" components listed are "Fiber gratings"; "Thin film filters"; "Waveguides"; "Diffraction gratings"; "Circulators"; "Interleavers"; "Wavelockers"; "Isolators"; "Tap couplers"; "Gain equalizers"; "Attenuators"; "Switches"; "Circulators"; and "Couplers." The "Active" components listed are "1550 nm continuous wave lasers"; "1550 nm directly modulated lasers"; "1550 nm externally modulated lasers"; "Semiconductor optical amplifiers"; "1480 nm pump lasers"; "980 nm pump lasers"; "Optical sub-assemblies"; "Lithium niobate modulators"; "Wavelockers"; "Receivers"; and "Photodetectors."

[Bottom Slide, Page 6] This slide, titled "Strategy -- Phase 1," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory,

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Inc. and includes the following text: "The JDS Uniphase merger has succeeded in creating the most comprehensive portfolio of fiberoptic components in the world." This slide also contains the following images (including a caption identifying such image): Laser, Attenuator, Wavelocker, Fiber Bragg Gratings, Thin Film Couplers, Modulator, Isolators and Wave Guide Splitters.

[Top Slide, Page 7] This slide, titled "Strategy -- Phase 2," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and includes the following text: "Develop modules to assist customer time-to market"; "Optical Amplifiers for Long-Haul, Metro and CATV Applications"; "Multiplexers and Demultiplexers Modules"; "Configurable Add/Drop Modules"; "Transmitters for Long-Haul, Metro and CATV Applications"; "Receivers for Long-Haul, Metro and CATV Applications"; and "Phase 1 is necessary to maintain gross margins."

[Bottom Slide, Page 7] This slide, titled "Strategy -- Phase 2," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and images of an optical amplifier and a 16 channel wavelength multiplexer. This slide also includes the following text: "Develop modules to assist customer time-to market"; and "33% of Sales."

[Top Slide, Page 8] This slide, titled "Total Industry," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and two pie graphs that estimate the amount of money to be spent on fiber optic components and modules for each of 1999 and 2003 as $5.5B and $21.3B, respectively.

[Bottom Slide, Page 8] This slide, titled "Total Industry," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and two pie graphs that estimate the amount of money to be spent on fiber optic components and modules for each of 1999 and 2003 as $5.5B and $21.3B, respectively. In addition, the pie graphs are divided into merchant (defined by external sales by any supplier) and internal segments.

[Top Slide, Page 9] This slide, titled "Strategy -- Phase 3," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and the following text: "Meet rapidly growing customer demand." and the following quote by the Gilder Report: "Available bandwidth will increase 80 fold over the next four years while demand will rise between 100 and 260 times. The result is a capacity crunch."

[Bottom Slide, Page 9] This slide, titled "Industry Dynamics," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains a spiral image resembling a tornado that has the text "growth" in its center. The left side of the image has the following text to the side of it: "Transmission Costs Decreasing." The top corner of the image has the following text above it "Bandwidth Increasing." The right side of the image has the following text to the side of it:
"Application Growing."


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[Top Slide, Page 10] This slide, titled "WDM -- What is the Challenge?" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. At the center of the slide is an image of a hand holding fiberoptics. Directly beneath the image is the following text:
"Fiberoptics has a finite `window' of the spectrum through which to transmit information."

[Bottom Slide, Page 10] This slide, titled "WDM -- What is the Challenge?" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. At the center of the slide is an image of a square containing a spectrum of multiple colors. Directly beneath the image is the following text: "Fiberoptics has a finite `window' of the spectrum through which to transmit information."

[Top Slide, Page 11] This slide, titled "Finite Window -- 4 Wavelengths" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. At the center of the slide is an image of a square containing a spectrum of multiple colors. Within the square is the following text: "Each wavelength is 8nm apart." Directly above the square is the following text: "1530 nm to 1565 nm." Directly beneath the square is the image of four rectangles in various colors.

[Bottom Slide, Page 11] This slide, titled "Finite Window -- 16 Wavelengths" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. At the center of the slide is an image of a square containing a spectrum of multiple colors. Within the square is the following text: "Each wavelength is 2nm apart." Directly above the square is the following text: "1530 nm to 1565 nm." Directly beneath the square is the image of 16 rectangles in various colors.

[Top Slide, Page 12] This slide, titled "Finite Window -- 160 Wavelengths!" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. At the center of the slide is an image of a square containing a spectrum of multiple colors. At the center of the square is the following text: "Requires incredible precision to maintain separation between wavelengths." Directly above the square is the following text: "1530 nm to 1565 nm." Directly beneath the square is an image of a rectangular box containing multiple colors.

[Bottom Slide, Page 12] This slide, titled "Thin Film Filters" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of four thin film filters and several colorful lines entering into and exiting out of the several thin film filters.

[Top Slide, Page 13] This slide, titled "Thin Film Technology and the Optical Network" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of an optical network line. The following text appears above the image together with arrows pointing to certain areas

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in the image: "Wavelength Stabilization," "Pump Combiners Gain Equalization,"
and "Demultiplexing." Directly beneath the image is the following text:
"Multiplexing," and "Channel Add/Drop."

[Bottom Slide, Page 13] This slide, titled "Different Filter for Each Wavelength" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. To the left side of the slide is an image of a thin film filter comprised of four different squares which are numbered in descending order as follows "1," "2," "3," and "4". A fifth square appears below the thin film filter with the letter "n" in its center. To the right of the slide is a photograph of a manufacturing facility including a hand in a white glove that is holding a thin film filter. Directly beneath the photograph is the following text: "Gating item for optimal expansion."

[Top Slide, Page 14] This slide, titled "Packaging Challenge" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of two unconnected tubular objects. Each tubular object has the following text beneath it: "Lens." Directly between the two unconnected tubular objects is an image of a three dimensional square. Directly beneath the three dimensional square is the following text: "Filter."

[Bottom Slide, Page 14] This slide, titled "Packaging Challenge" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of one tubular object with the following text directly beneath it: "One-Channel WDM."

[Top Slide, Page 15] This slide, titled "Packaging Challenge" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of a square containing four separate tubular objects each connected to a thin line that is drawn to exit the square. Directly beneath the square is the following text: "Four-Channel WDM Demux."

[Bottom Slide, Page 15] This slide, titled "Packaging Challenge" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of a three dimensional container with the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. on the container. Directly beneath the container is the following text: "Four-Channel WDM Demux."

[Top Slide, Page 16] This slide, titled "Overcoming the Industry Bottleneck" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and an image of water flowing through a funnel that is broken into three segments. Immediately above the funnel are the logos of America Online Inc., Amazon.com, Inc. and Yahoo! Inc. The top segment of the funnel, titled "Services," includes the logos of AT &T Corporation, MCI WorldCom, Inc. Sprint PCS Group and Bell Canada. The middle segment of the funnel, titled "Systems," includes the logos of Nortel Networks Corp., Alcatel Asthom S.A., Cisco Systems, Inc., Cerent Corporation,

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Monterery Networks, Lucent Technologies Inc., Quetra, CIENA Corporation and
Corvis Corporation. The bottom segment of the funnel is titled
"Components/Modules."

[Bottom Slide, Page 16] This slide, titled "Synergies" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. To the left side of the slide are three bullet points containing the following text: "Broad product portfolio," "Manufacturing capacity," and "Packaging capacity." To the right side of the slide are three separate pie shape figures. The pie shape figure nearest to the top of the slide contains a logo for JDS Uniphase Corporation. The pie shape figure in the center contains a logo for E-Tek Dynamics, Inc. and the pie shape figure at the bottom of the slide contains a logo for Optical Coating Laboratory, Inc.

[Top Slide, Page 17] This slide, titled "Synergies" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. To the left side of the slide are four bullet points containing the following text: "Improved efficiencies," "Accelerated product development," "Scale enables automation," and "Improved price performance." To the right side of the slide is an image of a three dimensional circle that contains each of the logos of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc.

[Bottom Slide, Page 17] This slide, titled "Overcoming the Industry Bottleneck" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and an image of water flowing through a funnel that is broken into three segments. Immediately above the funnel are the logos of America Online Inc., Amazon.com, Inc. and Yahoo! Inc. The top segment of the funnel, titled "Services," includes the logos of AT &T Corporation, MCI WorldCom, Inc. Sprint PCS Group and Bell Canada. The middle segment of the funnel, titled "Systems," includes an image of a three dimensional circle containing the logo of JDS Uniphase Corporation. The middle segment of the funnel, titled "Systems," also includes the logos of Nortel Networks Corp., Alcatel Asthom S.A., Cisco Systems, Inc., Cerent Corporation, Monterery Networks, Lucent Technologies Inc., Quetra, CIENA Corporation and Corvis Corporation. The bottom segment of the funnel is titled "Components/Modules." To the left side of the funnel is the following text: "Capacity," "Scale," "Automation," and "Price Performance." To the right side of the funnel is the following text: "New Technologies," "More Functionality," and "New Markets."

[Top Slide, Page 18] This slide, titled "Overcoming the Industry Bottleneck" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and an image of water flowing through a funnel that is broken into three segments. Immediately above the funnel are the logos of America Online Inc., Amazon.com, Inc. and Yahoo! Inc. The top segment of the funnel, titled "Services," includes the logos of AT &T Corporation, MCI WorldCom, Inc. Sprint PCS Group and Bell Canada. This middle segment also contains the logos of Nortel Networks Corp., Alcatel Asthom S.A., Cisco Systems, Inc., Cerent Corporation, Monterery Networks, Lucent Technologies Inc., Quetra, CIENA Corporation and Corvis Corporation. The bottom segment of the funnel is titled "Components/Modules." To the left side of the funnel is the following text:

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"Capacity," "Scale," "Automation," and "Price Performance." To the right side of the funnel is the following text: "New Technologies," "More Functionality," and "New Markets."

[Bottom Slide, Page 18] This slide, titled "Communications Applications" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of a map of the United States of America. Several images appear within the map of the U.S.A. including a cable car, a leaf, the Statute of Liberty, several homes, and various rectangular objects. Each of these images within the map of the U.S.A. is connected by several lines and arrows. Near the center of the slide is the following text: "Long Haul 1996."

[Top Slide, Page 19] This slide, titled "Communications Applications" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of a map of the United States of America. Several images appear within the map of the U.S.A. including a cable car, a leaf, the Statute of Liberty, several homes, and various rectangular objects. Each of these images within the map of the U.S.A. is connected by several intentionally dim and barely visible lines and arrows. There are also several lines extending out from the map of the U.S.A. Near the center of the slide is the following text (which is dimmer than the rest of the slide): "Long Haul 1996." To the bottom left hand side of the slide is the following text: "Submarine 1998."

[Bottom Slide, Page 19] This slide, titled "Communications Applications" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of a map of the United States of America. Several images appear within the map of the U.S.A. including a cable car, a leaf, the Statute of Liberty, several homes, and various rectangular objects. Each of these images within the map of the U.S.A. is connected by several intentionally dim and barely visible lines and arrows. There are also several intentionally dim and barely visible lines extending out from the map of the U.S.A. Near the center of the slide is the following text (which is dimmer than the rest of the slide): "Long Haul 1996." To the bottom left hand side of the slide is the following text (which is dimmer than the rest of the slide): "Submarine 1998." In the top left side of the slide is the following text: "Cable 2000."

[Top Slide, Page 20] This slide, titled "Communications Applications" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. The slide contains an image of a map of the United States of America. Several images appear within the map of the U.S.A. including a cable car, a leaf, the Statute of Liberty, several homes, and various rectangular objects. Each of these images within the map of the U.S.A. is connected by several intentionally dim and barely visible lines and arrows. There are also several intentionally dim and barely visible lines extending out from the map of the U.S.A. Near the center of the slide is the following text (which is dimmer than the rest of the slide): "Long Haul 1996." To the bottom left hand side of the slide is the following text (which is dimmer than the rest of the slide): "Submarine 1998." In the top left side of the slide is the following text (which is dimmer

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than the rest of the slide): "Cable 2000." In the top right side of the slide is the following text "Metro/Access 2001."

[Bottom Slide, Page 20] The logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and the following text:
"Financial Information and Transaction Details."

[Top Slide, Page 21] This slide, titled "Pro Form Combined Results and Financial Condition (JDSU, OCLI, E-TEK)" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a chart displaying with the following text on the left hand side in descending order: "Sales," "Net Income," and "Cash". In the center of the slide is the following text in descending order: "Operating Results Annualized," "$1.6 billion," $330 million," and "1.3 billion." To the right of the slide is the following text in descending order: "Annual Growth," "79%," and "116%."

[Bottom Slide, Page 21] This slide, titled "The Transaction," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and a bullet point summary of the merger of JDS Uniphase Corporation and E-Tek Dynamics, Inc., including the following text: "1.1 JDSU shares for each E-Tek share"; Tax-free exchange"; "Purchase accounting"; "No collars"; "Subject to E-Tek stockholder approval and customary regulatory approval."; and "Accretive in calendar year 2000."

[Top Slide, Page 22] This slide titled "A Global Company," contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. and an image of globe that includes the following text: "A Global Company"; "Over 12,000 employees"; "28 sites in eleven countries"; "Annualized revenue of $1.6 Billion"; and "A global supplier to a global industry."

[Bottom Slide, Page 22] This slide titled "Fulfilling the Optical Promise" contains the logos of each of JDS Uniphase Corporation, E-Tek Dynamics, Inc. and Optical Coating Laboratory, Inc. that includes the following text: "Fulfilling the Optical Promise"; "Greater Capacity"; "Faster Product Development"; and "A World Scale Company."

     ADDITIONAL INFORMATION AND WHERE TO FIND IT

     JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH SEC ON FORM S-4 IN CONNECTION WITH THE MERGER, AND E-TEK HAS MAILED A PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF E-TEK CONTAINING INFORMATION ABOUT THE MERGER. SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, E-TEK, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED BY REQUEST FROM E-TEK BY MAIL TO E-TEK DYNAMICS, INC., 1865 LUNDY AVENUE, SAN JOSE, CALIFORNIA 95131, ATTENTION: INVESTOR RELATIONS, TELEPHONE: 408-546-4608. IN ADDITION TO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, JDS UNIPHASE CORPORATION AND E-TEK DYNAMICS, INC. FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND E-TEK AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND E-TEK FILINGS WITH THE COMMISSION ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE COMMISSION AT HTTP://WWW.SEC.GOV.